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                            May 10, 2021

       Shalabh Gupta, M.D.
       Chief Executive Officer, President and Chairman
       Unicycive Therapeutics, Inc.
       5150 El Camino Real, Suite A-32
       Los Altos, CA 94022

                                                        Re: Unicycive
Therapeutics, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted April 29,
2021
                                                            CIK No. 0001766140

       Dear Dr. Gupta:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       BUSINESS
       Recent Developments, page 48

   1. Please file your Ascent Master Services Agreement as an exhibit or provide your analysis identifying how you
determined that the agreement did not need to be filed as an exhibit.
                                                        Please refer to Item
601(b)(10) of Regulation S-K.
 Shalabh Gupta, M.D.
FirstName  LastNameShalabh
Unicycive Therapeutics, Inc. Gupta, M.D.
Comapany
May        NameUnicycive Therapeutics, Inc.
     10, 2021
May 10,
Page 2 2021 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Jeffrey Fessler, Esq.